Filed Pursuant to Rule 433
Registration No. 333-180289
September 9, 2013
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012 and
Prospectus Supplement dated March 22, 2012)

HSBC USA Inc.
Fixed to Floating Rate Notes

▸ Ten year Fixed to Floating Rate Notes due September 26, 2023

▸ Monthly coupon payments at a fixed rate of 4.50% per annum for the first year of the term of the Notes and a floating rate of the year-over-year change in the Consumer Price Index plus a Spread of 1.25% for the remainder of the term, subject to a Minimum Coupon Rate of 0.00% per annum and a Cap of 7.00% per annum

▸ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Fixed to Floating Rate Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-10 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-6 of this document and page S-3 of the accompanying prospectus supplement.

HSBC USA Inc. proposes to offer the Notes from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale; provided, however, that such price will not be less than $985 per $1,000 in Principal Amount. HSBC USA Inc. or one of our affiliates would pay varying underwriting discounts of up to 1.50% per $1,000 in Principal Amount in connection with the distribution of the Notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-10 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

Fixed to Floating Rate Notes

This free writing prospectus relates to a single offering of the Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with quarterly Coupon payments, at a fixed rate for the first year of the term of the Notes and at a rate equal to the Year-Over-Year Change in the CPI plus a Spread, subject to the Cap and the Minimum Coupon Rate, for the remainder of the term of the Notes.

The offering of the Notes will have the terms described in this free writing prospectus and the accompanying prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note.
Trade Date:	September 23, 2013
Original Issue Date:	September 26, 2013
Maturity Date:	Expected to be September 26, 2023, or if such day is not a Business Day, the next succeeding Business Day.
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Principal Amount of your Notes plus the final Coupon.
Coupon:	The Coupon is paid monthly and will accrue at the applicable Coupon Rate set forth below. The Coupon payable will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Coupon Rate:	For each Coupon Payment Period from and including the Original Issue Date to but excluding September 26, 2014 (the "Fixed Rate Payment Period"): 4.50% per annum.
	For each Coupon Payment Period following the Fixed Rate Payment Period (the "Floating Rate Payment Period"): a rate per annum equal to the Year-Over-Year Change in the CPI on each applicable Coupon Payment Date plus the Spread of 1.25%, subject to the Minimum Coupon Rate and the Cap.
Coupon Payment Periods:	Monthly; the period beginning on and including the Original Issue Date and ending on but excluding the first Coupon Payment Date, and each successive period beginning on and including a Coupon Payment Date and ending on but excluding the next succeeding Coupon Payment Date.
Spread:	1.25%
Maximum Coupon Rate /Cap:	7.00% per annum
Minimum Coupon Rate:	0.00% per annum
Year-Over-Year Change in the CPI :	The quotient, expressed as a percentage, calculated as follows:
	(CPI Final – CPI Initial)/CPI Initial
	where,
	"CPI Final" is the CPI Level published for the third month prior to the month of such Coupon Payment Date, and "CPI Initial" is the CPI Level published for the fifteenth month prior to the month of such Coupon Payment Date. For example, on the April 10, 2015 Coupon Payment Date, the Coupon Rate will be based on changes between the CPI Level from January 2014 and January 2015.
CPI:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers as published by the U.S. Bureau of Labor Statistics.

CPI Level:	For any month, the CPI level as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "CPURNSA <Index>" or any successor page on Bloomberg Professional® service or any successor service, as applicable. If, on any date the CPI Level is to be determined, the CPI Level cannot be determined as described above, the calculation agent will determine the CPI Level in accordance with the procedures set forth under "Additional Terms of the Notes" below.
Coupon Payment Dates:	The 26th calendar day of each month, commencing on October 26, 2013, up to and including the Maturity Date, provided that if any such day is not a Business Day, the relevant Coupon Payment Date shall be the next succeeding Business Day and no adjustment will be made to any Coupon payment made on that succeeding Business Day. If the Maturity Date falls on a date that is not a Business Day, payment of the Coupon and principal will be made on the next succeeding Business Day, and no interest will accrue for the period from and after the originally scheduled Maturity Date.
Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
CUSIP/ISIN:	40432XKQ3/US40432XKQ33
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with quarterly Coupon payments that accrue at a fixed rate for the first year of the term of the Notes and at a rate equal to the Year-Over-Year Change in the CPI plus the Spread, subject to the Cap and the Minimum Coupon Rate, for the remainder of the term of the Notes. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part.

You should read this document together with the prospectus dated March 22, 2012 and the prospectus supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-6 of this free writing prospectus and beginning on page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

- The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

Coupon

The Coupon is paid monthly and is based upon the applicable Coupon Rate. The Coupon payable for any Coupon Payment Date will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Coupon Payment Dates are the 26th calendar day of each month, commencing on October 26, 2013, up to and including the Maturity Date, provided that if any such day is not a Business Day, the relevant Coupon Payment Date shall be the next succeeding Business Day and no adjustment will be made to any Coupon payment made on that succeeding Business Day. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Recipients of Interest Payments" on page S-18 in the accompanying prospectus supplement.

Business Day

A "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a "Business Day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next Business Day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You are willing to make an investment that provides monthly interest payment at a fixed rate of 4.50% per annum during the Fixed Rate Payment Period and thereafter at a variable rate of the Year-Over-Year Change in the CPI plus the Spread, subject to the Cap and the Minimum Interest Rate.

▶ You believe the Year-Over-Year Change in the CPI plus a spread of 1.25% or the Coupon Floor will generally be high enough to provide you with a satisfactory return on your investment.

▶ You are willing to invest in the Notes based on the fixed rate of 4.50% per annum during the Fixed Rate Payment Period and a Cap of 7.00% per annum during the Floating Rate Payment Period, which may limit your return on the Notes.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You are unwilling to invest in the Notes that provide monthly interest payment at a fixed rate of 4.50% per annum during the Fixed Rate Payment Period and thereafter at a variable rate of the Year-Over-Year Change in the CPI plus the Spread, subject to the Cap and the Minimum Interest Rate.

▶ You believe the Year-Over-Year Change in the CPI plus a spread of 1.25% or the Coupon Floor will not be sufficient to provide you with a satisfactory return on your investment.

▶ You are unwilling to invest in the Notes based on the fixed rate of 4.50% per annum during the Fixed Rate Payment Period and a Cap of 7.00% per annum during the Floating Rate Payment Period, which may limit your return on the Notes.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

In addition to the following risks, you should review "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement including the explanation of risks relating to the Notes described in the following sections:

- "— Risks Relating to All Note Issuances" in the prospectus supplement.

The Coupon Rate for Each Quarterly Coupon Payment Period During the Floating Rate Payment Period Is Uncertain and Could be as Low as the Minimum Coupon Rate.

You will receive a quarterly Coupon on the applicable Coupon Payment Date during the Floating Rate Payment Period that accrues at a rate per annum equal to the Year-Over-Year Change in the CPI plus the Spread, subject to the Cap of 7.00% per annum and the Minimum Coupon Rate of 0.00% per annum. The Year-Over-Year Change in the CPI may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on the Year-Over-Year Change in the CPI may be partially offset by other factors. We cannot predict the factors that may cause the Year-Over-Year Change in the CPI to increase or decrease. A Year-Over-Year Change in the CPI that is less than or equal to -1.25% will cause the Coupon Rate for the applicable Coupon Payment Date during the Floating Rate Payment Period to be equal to the Minimum Coupon Rate, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual Coupon Rate to maturity of the Notes as compared to other investment alternatives.

The Notes Are Not Ordinary Debt Securities and the Coupon Rate is Not Fixed for any Floating Rate Payment Period and Is Variable.

The Coupon Rate is not fixed for any Floating Rate Payment Period, and will equal the Year-Over-Year Change in the CPI plus the Spread, subject to the Cap and the Minimum Coupon Rate, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. We have no control over any fluctuations in the Year-Over-Year Change in the CPI.

The Notes Are Subject to the Credit Risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of the Principal Amount at maturity and all Coupons, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

Your Coupon Rate for Each Coupon Payment Date During the Floating Rate Payment Period Is Limited by the Cap.

During the Floating Rate Payment Period, the Coupon Rate will be capped at 7.00% per annum. As a result, you will not participate in any Year-Over-Year Change in the CPI in excess of 5.75% per annum. YOUR COUPON RATE WILL NOT BE GREATER THAN THE CAP.

The Notes Are Not Insured or Guaranteed by Any Governmental Agency of the United States or Any Other Jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the amounts payable on the Notes.

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity.

The original issue price of the Notes includes the agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

Variable Price Reoffering Risks.

HSBC proposes to offer the Notes from time to time for sale at varying prices determined at the time of each sale. Accordingly, the price that you pay for the Notes may be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the Notes (*e.g.*, directly from HSBC or through a broker or dealer), any related transaction costs (*e.g.*, any brokerage commission), whether you hold your Notes in a brokerage account, a fiduciary or fee-based account or another type of account and other factors beyond our control.

The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential Conflicts of Interest May Exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax Treatment.

We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount in gross income each year, even though no payments may be made on the Notes following the first year until maturity. For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

The Year-Over-Year Change in the CPI, and Therefore the Value of the Notes, May be Volatile and Will Be Affected by a Number of Factors.

The Year-Over-Year Change in the CPI, and therefore the value of the Notes is subject to volatility due to a variety of factors, including but not limited to:

- interest and yield rates in the market,
- changes in, or perceptions, about the future level of the CPI,
- general economic conditions,
- policies of the Federal Reserve Board regarding interest rates,
- sentiment regarding underlying strength in the U.S. and global economies,
- expectations regarding the level of price inflation,
- sentiment regarding credit quality in the U.S. and global credit markets,
- central bank policy regarding interest rates,
- inflation and expectations concerning inflation,
- performance of capital markets,
- geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect the Year-Over-Year Change in the CPI,
- the time remaining to the maturity of the Notes, and
- the creditworthiness of the Issuer.

The impact of any of the factors set forth above may enhance or offset some or any of the changes resulting from another factor or factors. Increases or decreases in the Year-Over-Year Change in the CPI could result in the corresponding Coupon Rate decreasing or a Coupon Rate equal to the Minimum Coupon Rate and thus in the reduction of the Coupon payable on the Notes.

ADDITIONAL TERMS OF THE NOTES

If by 3:00 p.m. New York City time on the date which is three days prior to any Coupon Payment Date during the Floating Rate Payment Period, the CPI Level is not published as described above for any relevant month, but has otherwise been reported by the BLS, then the calculation agent will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

In calculating CPI Final and CPI Initial, the calculation agent will use the most recently available value of the CPI Level determined as described above on the applicable Coupon Payment Date during the Floating Rate Payment Period, even if such value has been adjusted from a previously reported value for the relevant month. However, if a value of CPI Final or CPI Initial used by the calculation agent on any Coupon Payment Date during the Floating Rate Payment Period to determine the Coupon Rate on the Notes is subsequently revised by the BLS, the Coupon Rate determined on such Coupon Payment Date will not be revised. If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If the CPI is discontinued or, if in the opinion of the BLS, as evidenced by a public release, and if concurred in by the calculation agent, the CPI is substantially altered, the calculation agent will determine the Year-Over-Year Change in the CPI by reference to the applicable substitute index chosen by the Secretary of the Treasury for the Department of the Treasury's Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997). If none of those securities are outstanding, the calculation agent will determine a substitute index for the notes in accordance with general market practice at the time.

ILLUSTRATIVE EXAMPLES

The following scenario analysis and examples relate to the hypothetical calculation of the Coupon Rate applicable to the Coupon Payment Dates during the Floating Rate Payment Period and are provided for illustrative purposes only and are purely hypothetical. The Coupon Rate applicable for each Coupon Payment Date during the Fixed Rate Payment Period will be $3.75, or 4.50% per annum. The scenario analysis and examples do not purport to be representative of every possible scenario concerning increases or decreases in the Year-Over-Year Change in the CPI, and we cannot predict the Year-Over-Year Change in the CPI on any Coupon Payment Date during the Floating Rate Payment Period. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Year-Over-Year Change in the CPI. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Coupon determination for $1,000 Principal Amount of Notes, reflecting the Coupon Floor of 0.00%, the spread of 1.25% and the Coupon Cap of 7.00% per annum.

Hypothetical Year-Over-Year Change in the CPI		Spread	Cap	Hypothetical Coupon Rate Per Annum	Hypothetical Coupon
8.50%	+	1.25%	7.00%	7.00%	$5.83
8.00%	+	1.25%	7.00%	7.00%	$5.83
7.50%	+	1.25%	7.00%	7.00%	$5.83
7.00%	+	1.25%	7.00%	7.00%	$5.83
6.50%	+	1.25%	7.00%	7.00%	$5.83
6.00%	+	1.25%	7.00%	7.00%	$5.83
5.50%	+	1.25%	7.00%	6.75%	$5.63
5.00%	+	1.25%	7.00%	6.25%	$5.21
4.50%	+	1.25%	7.00%	5.75%	$4.79
4.00%	+	1.25%	7.00%	5.25%	$4.38
3.50%	+	1.25%	7.00%	4.75%	$3.96
3.00%	+	1.25%	7.00%	4.25%	$3.54
2.50%	+	1.25%	7.00%	3.75%	$3.12
2.00%	+	1.25%	7.00%	3.25%	$2.71
1.50%	+	1.25%	7.00%	2.75%	$2.29
1.00%	+	1.25%	7.00%	2.25%	$1.87
0.50%	+	1.25%	7.00%	1.75%	$1.46
0.00%	+	1.25%	7.00%	1.25%	$1.04
-0.50%	+	1.25%	7.00%	0.75%	$0.62
-1.00%	+	1.25%	7.00%	0.25%	$0.21
-1.50%	+	1.25%	7.00%	0.00%	$0.00
-2.00%	+	1.25%	7.00%	0.00%	$0.00
-2.50%	+	1.25%	7.00%	0.00%	$0.00
-3.00%	+	1.25%	7.00%	0.00%	$0.00

Example 1: On a Coupon Payment Date during the Floating Rate Payment Period, the Year-Over-Year Change in CPI is equal to 2.00%. Because the Year-Over-Year Change in CPI plus 1.25% is 3.25% per annum, which is less than the Cap, the Coupon Rate for such Coupon Payment Date during the Floating Rate Payment Period is 3.25% per annum and the Coupon payment on the relevant Coupon Payment Date during the Floating Rate Payment Period would be $2.71 per $1,000 in Principal Amount calculated as follows:

$$1{,}000 \times \text{Coupon Rate} \times 30/360$$
$$= \$1{,}000 \times 3.25\% \times 30/360$$
$$= \$2.71$$

Example 2: On a Coupon Payment Date during the Floating Rate Payment Period, the Year-Over-Year Change in CPI is equal to 8.00%. Because the Year-Over-Year Change in CPI plus 1.25% is 9.25% per annum, which is greater than the Cap, the Coupon Rate for such Coupon Payment Date during the Floating Rate Payment Period is equal to the Cap of 7.00% per annum and the Coupon payment on the relevant Coupon Payment Date during the Floating Rate Payment Period would be $5.83 per $1,000 in Principal Amount, the maximum quarterly payment on the Notes, calculated as follows:

$$1{,}000 \times \text{Coupon Rate} \times 30/360$$
$$= \$1{,}000 \times 7.00\% \times 30/360$$
$$= \$5.83$$

Example 3: On a Coupon Payment Date during the Floating Rate Payment Period, the Year-Over-Year Change in CPI is equal to -2.25%. Because the Year-Over-Year Change in CPI plus 1.25% is -1.00% per annum, which is less than the Minimum Coupon Rate, the Coupon Rate for such Coupon Payment Date during the Floating Rate Payment Period is equal to the Minimum Coupon Rate of 0.00% per annum and the Coupon payment on the relevant Coupon Payment Date during the Floating Rate Payment Period would be $0.00 per $1,000 in Principal Amount, the minimum payment on the Notes.

HISTORICAL PERFORMANCE OF THE CPI

Provided below are historical levels of the CPI as reported by the Bureau of Labor Statistics of the U.S. Labor Department for the period from July 2007 to July 2013. We obtained the historical information included below from Bloomberg Professional® Service and we make no representation or warranty as to the accuracy of completeness of the information so obtained from Bloomberg Professional® Service.

Historical Performance of the CPI



The following graph sets forth the historical performance of the Year-Over-Year Change in the CPI from January 2008 through July 2013 based on the monthly historical levels of the CPI. The level for the CPI for July 2013 was 233.596. We obtained the closing levels below from Bloomberg Professional® Service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service. We cannot give you assurance that the performance of the CPI will result in a Coupon Rate that will provide a satisfactory return on your investment.

Year-Over-Year Performance of the CPI



Source: Bloomberg Professional® Service

The historical Year-Over-Year Change in the CPI should not be taken as an indication of future performance, and no assurance can be given as to the Year-Over-Year Change in the CPI relevant to any Coupon Payment Date during the Floating Rate Payment Period. We cannot give you assurance that the Year-Over-Year Change in the CPI will result in Coupon payments during the Floating Rate Payment Period that will provide a satisfactory return on your investment.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

HSBC proposes to offer the Notes from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale.

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at varying discounts of up to 1.50% per $1,000 in Principal Amount in connection with the distribution of the Notes. HSBC Securities (USA) Inc. may sell the Notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at varying discounts to the public offering price. Each of those broker-dealers may sell the notes to one or more additional broker-dealers at varying discounts. These discounts will not be greater than 1.50% per $1,000 in Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on August 2, 2013. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Trade Date or on or prior to the third Business Day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Morrison & Foerster LLP, special U.S. tax counsel to us, it is reasonable to treat the Notes as contingent payment debt instruments. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments may be made on the Notes following the first year until maturity.

Based on the factors described in the section, "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments," in order to illustrate the application of the noncontingent bond method to the Notes, we have estimated that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be 4.18% per annum (compounded monthly). Further, based upon the method described in the section, "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" and based upon the estimate of the comparable yield, we have estimated that the projected payment schedule for Notes that have a Principal Amount of $1,000.00 and an issue price of $1.000.00 consists of 12 monthly payments of $3.75 for the first year and of 12 monthly payments of $3.45 for each year thereafter until maturity, except that the final projected payment at maturity is scheduled to be $1,003.45.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a Note for $1,000.00, and holds the Note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

Year	OID
2013	$11.01
2014	$41.71
2015	$41.67
2016	$41.69
2017	$41.70
2018	$41.71
2019	$41.73
2020	$41.74
2021	$41.76
2022	$41.78
2023	$30.78

However, the ordinary income reported in the taxable year the Notes mature will be adjusted to reflect the actual payment received at maturity. U.S. holders should also note that the actual comparable yield and projected payment schedule may be different than as provided in this summary depending upon market conditions on the date the Notes are issued. U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 3rd Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Notes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Fixed to Floating Rate Notes due September 26, 2023

Septmber 9, 2013

FREE WRITING PROSPECTUS